                                                     Filed by Virata Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                             Subject Company: Virata Corporation
                                                   Commission File No. 333-72028



                                     * * * *

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by GlobeSpan and Virata. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by GlobeSpan and Virata with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from GlobeSpan and Virata (when it is available). READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

                                     * * * *

On November 1, 2001, Virata disseminated the following previously undisclosed information to certain investor groups in a presentation that included information previously disclosed pursuant to Rule 425 under the Securities Act of 1933.

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   Pro Forma Contribution Analysis(1)


           LTM Revenue
            $528MM

   [PIECHART APPEARS HERE]

Virata                  22.5%   $119MM
GlobeSpan               77.5%   $409MM


         LTM Gross Profit
           $259MM

   [PIECHART APPEARS HERE]

Virata                  20.6%   $53MM
GlobeSpan               79.4%   $206MM


          LTM R&D
          $171MM

   [PIECHART APPEARS HERE]

Virata                  25.0%   $43MM
GlobeSpan               75.0%   $128MM


             Cash
           $701MM

   [PIECHART APPEARS HERE]

Virata                  70.8%   $496MM
GlobeSpan               29.2%   $205MM


Note (1) Data as of 6/30/01                     [LOGO]
                                        GlobeSpan    Virata